[redacted]

12014820

10W
412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
~~8-83699~~

8-23699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3055 Cardinal Drive
(No. and Street)

Vero Beach	Florida	32963
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Wiseman, Vice President (772) 231-6689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A. J. Brackins, CPA, PA
(Name – *if individual, state last, first, middle name*)

1826 14th Ave., Suite 102	Vero Beach	Florida	32960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD
4/3

OATH OR AFFIRMATION

I, Thomas A. Wiseman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Research, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

MICHELLE TODD
Commission # EE 109214
Expires July 5, 2015
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. J. BRACKINS, C.P.A., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

A. J. BRACKINS, C. P. A.
SALLIE C. WATSON, C. P. A.

Member
Private Company Accounting
Oversight Board

Member
American Institute of
Certified Public Accountants

Florida Institute Of
Certified Public Accountants

February 17, 2012

To the Board of Directors
Securities Research, Inc.
3055 Cardinal Drive, Suite # 104
Vero Beach, Florida

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Securities Research, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC., solely to assist you and the other specified parties in evaluating Securities Research, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Securities Research, Inc.'s management is responsible for the Securities Research, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared the adjustment for net gain from securities in the investment account reported in Form SIPC-7 with the Company's schedule of gains and losses from securities in the investment account noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and, is not intended to be and should not be used by anyone other than these specified parties.

Respectfully Submitted

A. J. Brackens, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023699 FINRA DEC
SECURITIES RESEARCH INC 16*16
3055 CARDINAL DR STE 104
VERO BEACH FL 32963-4901

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,131
   B. Less payment made with SIPC-6 filed (exclude interest) (2,178)
   07/28/11
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1953
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1953
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1953
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Securities Research, Inc
(Name of Corporation, Partnership or other organization)

Olivia K Rodriguez
(Authorized Signature)

Secretary
(Title)

Dated the 23 day of Feb, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,803,413

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. 43,663

Total additions 43,663

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 194,676

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions 194,676

2d. SIPC Net Operating Revenues $ 1,652,400

2e. General Assessment @ .0025 $ 4,131

(to page 1, line 2.A.)

A. J. BRACKINS, C.P.A., P.A.

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

A. J. BRACKINS, C. P. A.
SALLIE C. WATSON, C. P. A.

Member
Private Company Accounting Oversight Board

Member
American Institute of Certified Public Accountants

Florida Institute Of Certified Public Accountants

February 17, 2012
Securities Research, Inc.
Vero Beach, Florida

In planning and performing our audit of the financial statements of Securities Research, Inc. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

A.J. Beadsins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES RESEARCH, INC.
Vero Beach, Florida

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2011

SECURITIES RESEARCH, INC.
Vero Beach, Florida

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2011

A. J. BRACKINS, C.P.A., P.A.

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

A. J. BRACKINS, C. P. A.
SALLIE C. WATSON, C. P. A.

Member
Private Company Accounting
Oversight Board

Member
American Institute of
Certified Public

Florida Institute Of
Certified Public

INDEPENDENT AUDITOR'S REPORT

February 17, 2012

To the Board of Directors
Securities Research, Inc.
Vero Beach, Florida

We have audited the accompanying statement of financial condition of Securities Research, Inc. as of December 31, 2011, and the related statements of loss and comprehensive loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Research, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

A J BRACKINS CPA PA

SECURITIES RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash	$ 14,752
Cash deposit with clearing broker--Restricted	125,000
Receivable from clearing broker	53,092
Securities owned, at fair value	919,879
Prepaid expenses and other	29,445
Deferred income tax benefit	196,227
Equipment, furniture and fixtures and leasehold improvements at cost, net of accumulated depreciation of $173,666, using straight - line and accelerated methods	-
	$ 1,338,395

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 83,981
Total liabilities	83,981
Stockholder's Equity:	
Common stock, $10 par value, authorized 100 shares; issued and outstanding 50 shares	500
Additional paid - in capital	1,040,466
Retained earnings	213,448
Total stockholder's equity	1,254,414
	$ 1,338,395

Read the accompanying notes to financial statements

SECURITIES RESEARCH, INC.

STATEMENT OF LOSS

For the Year Ended December 31, 2011

Revenue	
Commissions	$ 1,766,901
Advisory service fees	53,567
Interest, dividends and gains and losses on marketable securities held for sale	(17,055)
	1,803,413
Expenses	
Employee compensation	884,481
Clearing charges	194,676
Quotatioin services	40,004
Occupancy	153,118
Telephone	72,562
Office supplies and expenses	30,617
Payroll taxes	72,853
Employee benefits	345,195
Advertising	37,988
Other	544,835
Total expenses	2,376,329
Loss before income tax benefit	(572,916)
Provision of income tax benefit	83,486
Net loss	($489,430)

Read the accompanying notes to financial statements

SECURITIES RESEARCH, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2010	$ 500	$ 1,040,466	$ 702,878	$ 1,743,844
Net loss	-	-	(489,430)	(489,430)
Balance, December 31, 2011	$ 500	$ 1,040,466	$ 213,448	$ 1,254,414

Read the accompanying notes to financial statements

SECURITIES RESEARCH, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2011

Balance, December 31, 2010	$ -
Balance, December 31, 2011	$ -

Read the accompanying notes to financial statements

SECURITIES RESEARCH, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

Cash Flows from operating activities:		
Net loss		$ (489,430)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized losses on marketable securities	$ 166	
Realized loss on sale of securities held for sale	43,497	
Income tax benfit	(83,486)	
Write down value of Goodwill	153,716	
Increase in prepaid expenses	(18,615)	
Decrease in receivable from clearing broker	31,285	
Increase in accounts payable and accrued liabilities	54,184	
Total adjustments		180,747
Net cash used in operating activities		(308,683)
Cash flows from investing activities:		
Sales of marketable securities available for sale		306,394
Net cash from investing activities		306,394
Net decrease in cash		(2,289)
Cash at beginning of year		17,041
Cash at end of year		$ 14,752

For purposes of the Statement of Cash Flows, the Company considers money market funds and cash credits with the clearing broker as marketable securities

Amounts paid during 2011 for:	
Income taxes (to the Parent Company)	$ -
Interest	$ -

Read the accompanying notes to financial statements

Note 1 – Organization and Nature of Business

Securities Research, Inc. (the Company) was incorporated on October 16, 1978 under the laws of the State of Florida. The Company is a wholly-owned subsidiary of JATS Corporation, (The Parent Company), Lake Charles, LA. The Company is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The home office is located in Vero Beach, Florida. The Company also has other offices in Florida, Virginia, and Connecticut. One office was closed in 2011 and the Company plans to close one other office in 2012.

Note 2 - Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Collateralized Agreements

The Company does not engage in transactions involving securities purchased under agreements to resell or securities sold under agreement to repurchase.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation

Depreciation is provided using both accelerated and straight-line methods over the estimated useful lives of the individual assets.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

* Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

* Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

* Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

ASSETS	**Level 1**
Cash segregated under federal and other regulations	$ 125,000
Securities owned:	
Cash in margin account with clearing broker	228,060
Municipal Bonds	10,013
Equities	681,806
Totals	$ 919,879

Note 4 - Cash Segregated under Federal and Other Regulations

Cash of $ 125,000 has been segregated in a special deposit account with the clearing broker for the benefit of customers under agreement with the clearing broker.

Note 5 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 6 – Commitments and Contingent Liabilities

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2011, are approximately as listed as follows:

Year Ending	Amount	
2012	$	135,046
2013	$	135,046
2014	$	135,046
2015	$	135,046
2016	$	135,046

Notc 7 – Nct Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which Requires the maintenance of minimum net capital and requires that the ratio of aggregate Indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2011, the Company had net capital of $ 921,286, which was $ 671,286 in excess of its required net capital of $ 250,000. The Company's net capital ratio was 0.09 to 1.

Note 8 – Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state income tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -0-	($ 83,486)	($ 83,486)
State	-0-	-0-	-0-

The Company had a net operating loss carryover to the current year, determined as if the Company filed a separate federal income tax return, of $ 586,898. The Company will report a net operating loss for the current year of approximately $375,000. These net operating losses can be carried forward for 20 years from the year of the loss. In addition, the Company had a capital loss carryover to the current year (available to apply against future capital gains) of $ 172,568. Current year sales of securities resulted in capital losses of $ 43,497. Based upon current tax rates, the Company's estimated tax benefit from net operating loss carry forwards amounts to $ 327,045. Based upon future expected taxable income a valuation allowance of $ 130,818 reduces the expected deferred tax benefit to $ 196,227, resulting in a current year tax benefit of $ 83,486.

Note 9 - Advertising

The company charges the cost of media advertising to operations in the period when the expense is incurred.

Note 10 – Stockholder's Equity

The following is reconciliation of stockholder's equity as reported in the December 31, 2011, unaudited FOCUS report and in the accompanying financial statements.

As reported in Focus Report	$ 1,370,842
Audit adjustments:	(116,428)
As reported in accompanying financial statements	$ 1,254,414

Note 11 – 401 (k) Savings Plan

The Company established a 401(k) Savings Plan (the Plan) in 2002, by adopting a prototype plan established by its payroll service firm. Substantially all employees of the Company who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate in the plan. Employees can make elective deferrals of their compensation on a pretax basis subject to certain limits. The Company matches the first 3% of employee contributions. Compensation expense for the 401(k) match in 2011 amounted to $ -0.

Note 12 – Goodwill

Based upon a test for impairment, management made a decision to write off goodwill that had been capitalized at the time two branch offices were acquired from third parties. One of the offices was closed in 2011 and management plans to close the other office in 2013. The resulting charge to operations amounted to $ 153,716 in 2011.

SECURITIES RESEARCH, INC.

SCHEDULE 1

December 31, 2011

Net Capital:		
Total stockholders' equity		$ 1,254,414
Deductions and / or charges:		
Non-allowable assets:		
Prepaid expenses	$ 29,445	
Property and equipment	-	
Refundable income taxes	196,227	225,672
Net capital before haircuts on securities position		1,028,742
Haircuts on securities		107,456
Net Capital		$ 921,286
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 83,981
Minimum capital required - the greater of $250,000 or 6 2/3% of aggregate indebtedness		$ 250,000
Net Capital in Excess of Minimum Requirement		$ 671,286
Ratio of aggregate Indebtedness to Net Capital		0.091156 to 1
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2011):		
Net capital, as reported in Company's Part IIA (unaudited) Focus Report		$ 975,515
Audit adjustments		(54,229)
Net capital per computation, December 31, 2011		$ 921,286